# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Company, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 600 Travis Street, Ste. 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0001040463
Persons authorized to receive notices and communications: Jennifer Terrell, 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas (TX), 76107, 817-509-3958

## Reporting persons
- John C. Goff (CIK 0001040463): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 714,357; shared voting power 9,091,429; sole dispositive power 714,357; shared dispositive power 9,091,429; aggregate amount beneficially owned 9,805,786 (3.8% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Travis Goff (CIK 0001813595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), working capital (WC); sole voting power 14,350; shared voting power 6,625,515; sole dispositive power 14,350; shared dispositive power 6,625,515; aggregate amount beneficially owned 6,639,865 (2.6% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- John C. Goff 2010 Family Trust (CIK 0001743461): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,039,038; sole dispositive power 0; shared dispositive power 9,039,038; aggregate amount beneficially owned 9,039,038 (3.5% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff Capital, Inc. (CIK 0001682344): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,228,585; sole dispositive power 0; shared dispositive power 1,228,585; aggregate amount beneficially owned 1,228,585 (0.5% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff Family Investments, LP (CIK 0001813596): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 620,844; sole dispositive power 0; shared dispositive power 620,844; aggregate amount beneficially owned 620,844 (0.2% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff MCEP Holdings, LLC (CIK 0001682333): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 607,741; sole dispositive power 0; shared dispositive power 607,741; aggregate amount beneficially owned 607,741 (0.2% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- JCG 2016 Management, LLC (CIK 0001687041): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,925,405; sole dispositive power 0; shared dispositive power 1,925,405; aggregate amount beneficially owned 1,925,405 (0.8% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- JCG 2016 Holdings, LP (CIK 0001687040): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,925,405; sole dispositive power 0; shared dispositive power 1,925,405; aggregate amount beneficially owned 1,925,405 (0.8% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- The Goff Family Foundation (CIK 0001682336): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 52,391; sole dispositive power 0; shared dispositive power 52,391; aggregate amount beneficially owned 52,391 (0% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- GFT Strategies, LLC (CIK 0001763687): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,471,525; sole dispositive power 0; shared dispositive power 3,471,525; aggregate amount beneficially owned 3,471,525 (1.4% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff Focused Strategies LLC (CIK 0001763689): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,471,525; sole dispositive power 0; shared dispositive power 3,471,525; aggregate amount beneficially owned 3,471,525 (1.4% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- GFS Management, LLC (CIK 0001763692): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,471,525; sole dispositive power 0; shared dispositive power 3,471,525; aggregate amount beneficially owned 3,471,525 (1.4% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- GFS Contango GP, LLC (CIK 0001788602): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,028,804; sole dispositive power 0; shared dispositive power 2,028,804; aggregate amount beneficially owned 2,028,804 (0.8% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff MCF Partners, LP (CIK 0001743422): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,028,804; sole dispositive power 0; shared dispositive power 2,028,804; aggregate amount beneficially owned 2,028,804 (0.8% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- GFS MCEP GP, LLC (CIK 0001763694): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 953,663; sole dispositive power 0; shared dispositive power 953,663; aggregate amount beneficially owned 953,663 (0.4% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff MCEP II, LP (CIK 0001725530): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 953,663; sole dispositive power 0; shared dispositive power 953,663; aggregate amount beneficially owned 953,663 (0.4% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- GFS Energy GP, LLC (CIK 0001814147): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 489,058; sole dispositive power 0; shared dispositive power 489,058; aggregate amount beneficially owned 489,058 (0.2% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.
- Goff Focused Energy Strategies, LP (CIK 0001725517): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 489,058; sole dispositive power 0; shared dispositive power 489,058; aggregate amount beneficially owned 489,058 (0.2% of the class)
  Comment: *Based on 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Form 10-Q as described in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 per share
Name of issuer: Crescent Energy Company
Address of issuer's principal executive offices: 600 Travis Street, Ste. 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 16, 2021 (the "Original Statement"), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 17, 2024 (such amendment, together with the Original Statement and this Amendment, this "Statement") by the Reporting Persons, with respect to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Crescent Energy Company, a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

This Amendment is being filed to reflect the reduction of the percentage beneficially owned by each of the Reporting Persons below 5% solely as a result of dilution due to the issuance of additional shares of Class A Common Stock by the Issuer, including the conversion of all of the Issuer's shares of Class B Common Stock into shares of Class A Common Stock effective as of April 4, 2025, as announced by the Issuer on April 8, 2025.

## Item 2. Identity and Background
Name of person filing: John C. Goff, Travis Goff, John C. Goff 2010 Family Trust, Goff Capital, Inc., Goff Family Investments, LP, Goff MCEP Holdings, LLC, JCG 2016 Management, LLC, JCG 2016 Holdings, LP, The Goff Family Foundation, GFT Strategies, LLC, Goff Focused Strategies LLC, GFS Management, LLC, GFS Contango GP, LLC, Goff MCF Partners, LP, GFS MCEP GP, LLC, Goff MCEP II, LP, GFS Energy GP, LLC, Goff Focused Energy Strategies, LP
Residence or business address: 3230 Camp Bowie Blvd. Suite 800, Fort Worth, TX 76107
Present principal occupation or employment: The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Each of the Reporting Persons, except Family Investments, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Family Investments is organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the addition of the following information:

As compensation in respect of service as Chairman of the Issuer's Board of Directors (the "Board"), the Issuer has granted John C. Goff awards of restricted stock units (RSUs), each representing a contingent right to receive one share of Common Stock that will vest, subject to continued service on the Board, within one year after the applicable date of grant, pursuant to the Issuer's equity compensation plan. In April 2022, April 2023, April 2024 and April 2025, John C. Goff was awarded RSUs representing 9,131 shares, 20,357 shares, 25,492 shares and 19,669 shares of Common Stock, respectively. The awards granted in April 2022, April 2023 and April 2024 have vested as of the date hereof. All RSUs, upon vesting, are settled as shares of Common Stock in the brokerage account of Holdings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of May 23, 2025, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of May 23, 2025, based on an aggregate of 255,246,489 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Goff Energy is the record holder of 489,058 shares of Common Stock. MCEP II is the record holder of 953,663 shares of Common Stock. Goff MCF is the record holder of 2,028,804 shares of Common Stock. Goff Foundation is the record holder of 52,391 shares of Common Stock. Holdings is the record holder of 1,925,405 shares of Common Stock. Goff MCEP is the record holder of 607,741 shares of Common Stock. Family Investments is the record holder of 620,844 shares of Common Stock. GFS Energy, as general partner to Goff Energy, may be deemed to beneficially own the shares of Common Stock held of record by Goff Energy. GFS MCEP, as general partner to MCEP II, may be deemed to beneficially own the shares of Common Stock held of record by MCEP II. GFS Contango, as general partner to Goff MCF (together with MCEP II and Goff Energy, the "Funds"), may be deemed to beneficially own the shares of Common Stock held of record by Goff MCF. GFS Management, as managing member to GFS Energy, GFS MCEP, and GFS Contango, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFS, as managing member to GFS Management, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFT, as controlling equity holder of GFS, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the shares of Common Stock held of record by Holdings. Goff Capital, as manager to Goff MCEP and general partner to Family Investments, may be deemed to beneficially own the shares of Common Stock held of record by Goff MCEP and Family Investments. Goff Family Trust is the record holder of 2,413,523 shares of Common Stock, and as managing member of GFT and sole shareholder of Goff Capital and Holdings GP, may be deemed to beneficially own the shares of Common Stock held of record by the Funds, Holdings, Goff MCEP, and Family Investments. Travis Goff is the record holder of 14,350 shares of Common Stock. Travis Goff is also the President of Goff Capital, GFS, and Holdings GP. As a result of the foregoing relationships, he may be deemed to beneficially own the shares of Common Stock beneficially owned by the Funds, Holdings, Goff MCEP, and Family Investments. John C. Goff is the record holder of 714,357 shares of Common Stock, and as manager of GFS, the sole board member of the Goff Foundation, and the sole trustee of the Goff Family Trust, which is the sole shareholder of Goff Capital and Holdings GP, he may be deemed to beneficially own the shares of Common Stock held of record by the Funds, Goff Foundation, Holdings, Goff MCEP, Family Investments and Goff Family Trust.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:
Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Issuer during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described above, each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Class A Common Stock as of April 4, 2025 solely as a result of dilution due to the issuance of additional shares of Class A Common Stock by the Issuer, including the conversion of all of the Issuer's shares of Class B Common Stock into shares of Class A Common Stock effective as of April 4, 2025, as announced by the Issuer on April 8, 2025.

## Signatures
- John C. Goff: /s/ John C. Goff, John C. Goff (05/23/2025)
- Travis Goff: /s/ Travis Goff, Travis Goff (05/23/2025)
- John C. Goff 2010 Family Trust: /s/ John C. Goff, Sole Trustee (05/23/2025)
- Goff Capital, Inc.: /s/ John C. Goff, Chief Executive Officer (05/23/2025)
- Goff Family Investments, LP: /s/ John C. Goff, Chief Executive Officer, Goff Capital, Inc., its General Partner (05/23/2025)
- Goff MCEP Holdings, LLC: /s/ John C. Goff, Chief Executive Officer, Goff Capital, Inc., its Manager (05/23/2025)
- JCG 2016 Management, LLC: /s/ John C. Goff, Chief Executive Officer (05/23/2025)
- JCG 2016 Holdings, LP: /s/ John C. Goff, Chief Executive Officer, JCG 2016 Management, LLC, its General Partner (05/23/2025)
- The Goff Family Foundation: /s/ John C. Goff, Sole Board Member (05/23/2025)
- GFT Strategies, LLC: /s/ John C. Goff, Sole Trustee, John C. Goff 2010 Family Trust, as Managing Member (05/23/2025)
- Goff Focused Strategies LLC: /s/ John C. Goff, Chief Executive Officer (05/23/2025)
- GFS Management, LLC: /s/ John C. Goff, Chief Executive Officer, Goff Focused Strategies LLC, its Managing Member (05/23/2025)
- GFS Contango GP, LLC: /s/ John C. Goff, Chief Executive Officer, Goff Focused Strategies LLC, Managing Member of GFS Management, LLC, its Managing Member (05/23/2025)
- Goff MCF Partners, LP: /s/ John C. Goff, Chief Executive Officer, GFS Contango, GP, LLC, as General Partner (05/23/2025)
- GFS MCEP GP, LLC: /s/ John C. Goff, Chief Executive Officer, Goff Focused Strategies LLC, Managing Member of GFS Management, LLC, its Managing Member (05/23/2025)
- Goff MCEP II, LP: /s/ John C. Goff, Chief Executive Officer, GFS MCEP GP, LLC its General Partner (05/23/2025)
- GFS Energy GP, LLC: /s/ John C. Goff, Chief Executive Officer, Goff Focused Strategies LLC, Managing Member of GFS Management, LLC, its Managing Member (05/23/2025)
- Goff Focused Energy Strategies, LP: /s/ John C. Goff, Chief Executive Officer, GFS Energy GP, LLC its General Partner (05/23/2025)